Exhibit 99.1

VIA SEDAR

November 16, 2015

To the securities regulatory authorities
of each of the Provinces of Canada

Dear Sirs/Mesdames:

RE:	Aeterna Zentaris Inc. Report of Voting Results pursuant to section 11.3 of National Instrument 51‑102 — Continuous Disclosure Obligations ("NI 51-102")

Following the special meeting of shareholders of Aeterna Zentaris Inc. (the "Corporation") held on November 16, 2015 (the "Meeting"), and in accordance with Section 11.3 of NI 51‑102, we hereby advise you of the following voting results obtained at the Meeting:

Item Voted Upon		Voting Result
1.	A special resolution to authorize and approve the filing of Articles of Amendment to consolidate the issued and outstanding common shares of the Corporation:	●
The resolution described at item 1 hereof authorizing and approving the filing of Articles of Amendment to consolidate the issued and outstanding common shares of the Corporation was approved by 70.68% of the Corporation’s shareholders on a vote by way of ballot.

Trusting the whole is to your satisfaction, we remain,
Yours truly,

/s/ Philip A. Theodore
Philip A. Theodore
Senior Vice President, Chief Administrative Officer,
General Counsel and Corporate Secretary